SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________.

ANNUAL REPORT

PURSUANT TO SECTION 13(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

{ X } ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2001 .

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____________ to ____________

Commission file number 1-9801 .

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLLINS INDUSTRIES, INC.

15 Compound Drive

Hutchinson, Kansas 67502-4349

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

DECEMBER 31, 2001 AND 2002

TABLE OF CONTENTS

Page

Report of Independent Accountants	1

Financial Statements
Statements of Net Assets Available for Plan Benefits
as of December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Plan
Benefits for the Years Ended December 31, 2001, and 2000	3

Notes of Financial Statements	4-7

Supplemental Information
Schedule of Assets Held for Investment Purposes
as of December 31, 2001	8
Schedule of Investment Assets both Acquired and Disposed of
Within the Plan Year as of December 31, 2001	9

Signature	10

Independent Auditor's Report

To the Participants and Administrator of

Collins Industries, Inc.

Tax Deferred Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Collins Industries, Inc. Tax Deferred Savings Plan and Trust (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for Plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Meara, King & Co.
June 14, 2002	Meara, King & Co.
Kansas City, MO

Financial Statements

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS DECEMBER 31, 2001 AND 2002

	2001	2000
ASSETS:

Investments	$3,747,743	$3,264,372

Receivables:
Company contributions	1,273	45,116
Participant contributions	29,437	34,190
Accrued income	1,994	1,319
Total receivables	32,704	80,625
Total assets	3,780,447	3,344,997

LIABILITIES:

Accrued expenses	9,395	--
Total liabilities	9,395	-
Net assets available for plan benefits	$3,771,052	$3,344,997

The accompanying notes are an integral part of these financial statements.

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS DECEMBER 31, 2001 AND 2002

	2001	2000
Additions to net assets:
Investment income:
Net appreciation/(depreciation in fair value
of investments	$ (278,309)	$ (626,122)
Dividend income	83,685	88,301
Interest income	41,632	54,530
Contributions:
Company	87,321	136,938
Participant	687,051	653,038
	621,380	306,685

Reductions to net assets:
Benefits paid during the year	159,679	235,700
Administrative expenses	35,646	--
	195,325	235,700

Net increase	426,055	70,985

Net assets available for plan benefits:

Beginning of year	3,344,997	3,274,012
End of year	$3,771,052	$3,344,997

The accompanying notes are an integral part of these financial statements.

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN

The following brief description of the Collins Industries, Inc. (the Company) Tax Deferred Savings Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. All employees of the Company, except for corporate and subsidiary officers, directors, subsidiary presidents and general managers, are eligible to join the Plan following one year of employment, during which at least 1,000 hours are worked, and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan trustee is Intrust Bank.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of company contributions and earnings. Earnings and losses on the Plan assets are allocated based on the proportion of the participant's account balance to the total of all participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

Contributions and Withdrawals

Participants may elect to contribute a percentage of their compensation on a tax-deferred basis subject to certain Internal Revenue Code limits. The Company makes matching contributions equal to 50 percent of each eligible participant's tax-deferred contributions to the extent those tax-deferred contributions do not exceed 6 percent of the participant's total compensation. Participant contributions to the Plan are allocated among investments at the participants' election. Additional amounts may be contributed at the discretion of the Company's board of directors. During 2001 and 2000, the Company made matching contributions of $109,465 and $136,938, respectively.

Participants may receive loans from their accounts prior to retirement, termination, death or disability, and may apply for full receipt of their account balance in the case of financial hardship.

Upon retirement, termination, death or disability, participants receive lump-sum distributions. Participants may elect distribution in cash or in Company common stock.

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon. Participants vest 100 percent in the remainder of their accounts after five years of service, as defined in the Plan document (see Note 8).

Forfeitures reduce future employer contributions. Forfeitures were $22,144 and $6,244 for the years ended December 31, 2001 and 2000, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company may discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their accounts.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

The financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Costs

The Company pays all administrative and professional fees related to the Plan. The amount paid by the Company during the 2001 plan year was $20,420. Fees paid by the Plan to the trustee for the investment management services amounted to $35,646 for the year ended December 31, 2001 (see Note 7).

NOTE 3: INVESTMENTS

At December 31, 2001 and 2000, the Plan held 616,242 shares and 525,606 shares, respectively, of Company common stock, with a cost of $2,163,527 and $1,692,176, respectively. Of these shares, 217,399 shares were unregistered at December 31, 2000. The trustee valued the unregistered and registered shares at the December 31, 2001 and 2000 market price per registered share of $3.39 and $3.75 per share, respectively. As of June 14, 2002, the Company common stock had a closing market price of $5.10 per share. Money market funds are stated at cost, which approximates market value. The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
	2001	2000

Collins Industries, Inc. common stock, 616,242 and 525,606 shares, respectively	$2,089,060	$1,971,023

PNC Institutional Management Corporation - FedFund
0 and 462,990 shares, respectively	--	462,990

American AAdvantage U.S. Government Fund
788,874 and 0 shares, respectively	788,874	--

A1 Money Market Fund, 166,186 and 301,635 shares, respectively	* 166,186	* 301,635

Vanguard Index 500 Fund, 4,821 and 2,946 shares, respectively	510,539	359,033

* - Nonparticipant-directed

NOTE 3: INVESTMENTS - Continued

During 2001, the Plan's investments (including gains and losses of assets bought and sold, as well as held during the year) appreciated/ (depreciated) in value by ($278,309) as follows:

Collins Industries, Inc. Common Stock	$(228,584)
Vanguard Index 500 Fun	(52,327)
Vanguard Long-Term Treasury Fund	2,602
$(278,309)

NOTE 4: NONPARTICIPANT-DIRECTED INVESTMENT

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investment is as follows:

	2001	2000
Net Assets:
A1 - Money Market Fund	$ 166,186	$ 301,635
	Year-ended
Changes in Net Assets:	2001
Contributions	$ 721,366
Interest	13,522
Transfers to participant-directed investments	(870,337)
	$(135,449)

NOTE 5: TAX STATUS

The Plan obtained its latest determination letter dated December 29, 1993, in which the Internal Revenue Service states the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes is reflected in the financial statements.

NOTE 6: CHANGE OF PLAN THIRD-PARTY-ADMINISTRATOR

Effective June 1, 2001, the Plan changed its Third-Party-Administrator (TPA) from CPI Qualified Plan Consultants, Inc. to NestEgg Consulting, Inc. The change in TPA did not have an adverse effect on the financial statements of the Plan.

NOTE 7: PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds issued by Intrust Bank. Intrust Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $35,646 for the year ended December 31, 2001.

NOTE 8: SUBSEQUENT PLAN AMENDMENT

On March 25, 2002, the Plan was amended effective January 1, 2002, as follows:

Section 4.02 (c) is amended to allow participants to reinvest the vested portion of their employer matching contribution account and/or discretionary contribution account from the Company stock fund to the Plan's non-employer stock investment funds at the times and according to procedures approved by the committee. The non-vested portion of the accounts must remain invested in the Company Stock Fund.

Section 5.02 (b) is amended to reflect the new more generous vesting schedule that applies effective January 1, 2002, as required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The Plan previously had a five-year cliff vesting schedule. The new schedule is a graduated schedule providing partial vesting (20%) after just two years of service with increased vesting each year until full vesting after five years of service (see schedule below).

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years or more	100%

Supplemental Information

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2001

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

Collins Industries, Inc.	Collins Industries, Inc. common stock	$2,163,527	$2,089,060

American AAdvantage	American AAdvantage U.S. Government
Funds	Money Market Fund	788,874	788,874

Vanguard Group	Index 500 Fund	580,332	510,539

Vanguard Group	Long-Term U.S. Treasury Bond Fund	74,418	76,931

Intrust Bank, N.A. *	A1 Money Market Fund	166,186	166,186

Intrust Bank, N.A.	Cash	1,644	1,644

Participant loans	Participant loans at various rates
	and maturities	114,509	114,509

Total		$3,889,490	$3,747,743

* Represents investments with a party-in-interest.

COLLINS INDUSTRIES, NC. TAX DEFERRED SAVINGS PLAN AND TRUST SCHEDULE OF ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR DECEMBER 31, 2001

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

A1 Money Market Fund	A1 Money Market Fund	$555,180	$555,180

SIGNATURE

Pursuant to the requirement of the Securities Exchange Commission Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Collins Industries, Inc.
Tax Deferred Savings Plan and Trust

DATE: June 21, 2002	/s/ Larry W. Sayre
Larry W. Sayre
Vice President - Finance &
Chief Financial Officer
(Principal Accounting Officer)